Exhibit 99.2

Press Release

HUTCHMED Announces Continued Inclusion of ELUNATE® (fruquintinib) and SULANDA® (surufatinib) in the National Reimbursement Drug List in China at Current Terms

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, December 13, 2023: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM, HKEX:13) today announces that under the 2023 simple renewal mechanism of the China National Healthcare Security Administration (“NHSA”), on January 1, 2024 the updated National Reimbursement Drug List (“NRDL”) will continue to include ELUNATE® (fruquintinib) and SULANDA® (surufatinib) at the same terms as the current two-year agreement.

Mr Hong Chen, Senior Vice President and Chief Commercial Officer (China) of HUTCHMED, said: “The NRDL has made it possible for our innovative medicines to quickly reach more patients in need across China. In the past few years, we have seen an array of new measures adopted by the NHSA, including the NRDL negotiation, the bidding process for non-exclusive medicines and simplified renewal rules for already listed medicines. Those new measures provided a solid foundation for the sustainable development of the innovative pharmaceutical industry and continuous improvement of patients’ access to innovative medicines, allowing patients to truly benefit from healthcare innovations.”

ELUNATE® was first included in the NRDL on January 1, 2020, for the treatment of metastatic colorectal cancer (“CRC”). CRC was the third most diagnosed form of cancer by incidence in China in 2020, with an estimated 555,000 new cases each year.1

SULANDA® was first included in the NRDL on January 1, 2022, for the treatment of non-pancreatic and pancreatic neuroendocrine tumors (“NETs”). In China, there were an estimated 71,300 newly diagnosed NET patients in 2020, with potentially up to 300,000 patients living with the disease.2

About the NRDL

The government in China has placed great importance on improving the affordability of drug treatments for the public. As of 2022, 1.35 billion people in China had basic medical insurance coverage, representing around 95% of the entire population. The NRDL is updated every year, and inclusion on the list is subject to renewal every two years. The NHSA annually convenes a broad network of experts in medicine, pharmacology, pharmacoeconomics and actuarial valuation to identify innovative medicines to consider for NRDL inclusion. Reimbursement of Category B medicines, including novel oncology medicines, requires varying degrees of copayment from patients, depending on their province or type of NHSA insurance scheme enrollment.

About Fruquintinib

Fruquintinib is a selective oral inhibitor of vascular endothelial growth factor receptors (“VEGFR”)-1, -2 and -3. VEGFR inhibitors play a pivotal role in inhibiting tumor angiogenesis. Fruquintinib was designed to have enhanced selectivity that limits off-target kinase activity, allowing for high drug exposure, sustained target inhibition, and flexibility for the potential use as part of combination therapy. Fruquintinib has demonstrated a manageable safety profile and is being investigated in combinations with other anti-cancer therapies.

Fruquintinib is marketed in China by HUTCHMED under the brand name ELUNATE® following its approval in September 2018, in partnership with Eli Lilly and Company. Fruquintinib is marketed in the United States by its partner Takeda under the brand name FRUZAQLA™, following its approval in November 2023.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Its unique dual mechanism of action may be very suitable for possible combinations with other immunotherapies, where there may be synergistic anti-tumor effects. It is marketed in China by HUTCHMED under the brand name SULANDA®.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the U.S. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations for the commercialization of fruquintinib and surufatinib in China, the potential benefits and further clinical development of fruquintinib and surufatinib, its expectations as to whether further studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding the commercial acceptance of fruquintinib and surufatinib, the impact of the inclusion of fruquintinib and surufatinib on the NRDL on sales of the drug and its pricing, clinical trial enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of fruquintinib and surufatinib to obtain regulatory approval for a targeted indication in different jurisdictions and the sufficiency of funding. In addition, as certain studies rely on the use of osimertinib or durvalumab as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval and the impact of COVID-19 on general economic, regulatory and political conditions. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / +1 973 306 4490 / ir@hutch-med.com

Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley / Daphne Zhang, Panmure Gordon	+44 (20) 7886 2500

References

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1 The Global Cancer Observatory. Accessed November 23, 2023.

2 According to Frost & Sullivan. Report on file.